Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2015 (1)	2014 (1)
Net income	$131	$185
Equity in earnings of unconsolidated affiliates, net of distributions	20	(22)
Income taxes	78	109
Capitalized interest	(3)	(3)
	226	269

Fixed charges, as defined:

Interest	117	114
Capitalized interest	3	3
Interest component of rentals charged to operating expense	1	1
Total fixed charges	121	118

Earnings, as defined	$347	$387

Ratio of earnings to fixed charges	2.87	3.28
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(1)	Excluded from the computation of fixed charges for the three months ended March 31, 2015 and 2014 is interest expense of $-0- and $3 million, respectively, which is included in income tax expense.